

**Mail Stop 3561**

July 20, 2007

By U.S. Mail

Mr. Rami Abada
Chief Financial Officer
Jennifer Convertibles, Inc.
419 Crossways Park Drive
Woodbury, NY 11797

      **Re:    Jennifer Convertibles, Inc.**
              **Form 10-K for the year ended August 26, 2006**
              **Filed November 22, 2006**
              **File No. 1-9681**

Dear Mr. Abada:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                  Sincerely,

                  Michael Moran
                  Branch Chief Accountant